                      SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------

                                 SCHEDULE 13D*
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                                 Worldtex, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   981907108
                                 (CUSIP Number)

                                 William Ehrman
            350 Park Avenue, 11th Fl., New York, NY 10022 (212) 755-9000
                     (Name, address and telephone number of person
                    authorized to receive notices and communications)

                                 March 4, 1999
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                           (Page 1 of 31 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 981907108                   13D                   Page 2 of 31 Pages
------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 EGS Associates, L.P.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 WC
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 Delaware
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 1,080,430
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 1,080,430
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 1,080,430
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 7.6%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981907108                   13D                   Page 3 of 31 Pages
------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 EGS Partners, L.L.C.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 OO
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 Delaware
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 3,105,718
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 3,105,718
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 3,105,718
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 21.8%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IA
------------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981907108                   13D                   Page 4 of 31 Pages
------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Bev Partners, L.P.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 WC
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 Delaware
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 412,447
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 412,447
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 412,447
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 2.9%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981907108                   13D                   Page 5 of 31 Pages
------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Jonas Partners, L.P.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 WC
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 New York
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 21,500
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 21,500
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 21,500
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 0.2%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
------------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981907108                   13D                   Page 6 of 31 Pages
------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 William Ehrman
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 AF, OO, PF
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 United States
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 4,871,095
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 4,871,095
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 4,871,095
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 34.1%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981907108                   13D                   Page 7 of 31 Pages
------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Frederic Greenberg
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 AF, OO, PF
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 United States
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 4,871,095
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 4,871,095
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 4,871,095
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 34.1%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981907108                   13D                   Page 8 of 31 Pages
------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Julia Oliver
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 AF, OO
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 4,871,095
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 4,871,095
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 4,871,095
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 34.1%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981907108                   13D                   Page 9 of 31 Pages
------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Jonas Gerstl
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 AF, OO
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 United States
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 4,871,095
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 4,871,095
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 4,871,095
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 34.1%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981907108                   13D                  Page 10 of 31 Pages
------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 William Lautman
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 AF, OO
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 United States
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 4,871,095
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 4,871,095
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 4,871,095
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 34.1%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
<PAGE

CUSIP No. 981907108                   13D                  Page 11 of 31 Pages
------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 EGS Management, L.L.C.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 WC, OO
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 United States
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 1,765,377
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 1,765,377
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 1,765,377
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 12.4%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 00
------------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981907108                   13D                  Page 12 of 31 Pages
------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 FK Investments, L.P.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 WC
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 Delaware
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 248,000
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 248,000
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 248,000
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 1.7%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981907108                   13D                  Page 13 of 31 Pages

ITEM 1.      SECURITY AND ISSUER.

     This statement relates to the common stock (the "Common Stock"), issued by Worldtex, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 915 Tate Boulevard, S.E., Suite 106, Hickory, North Carolina 28602.

ITEM 2.      IDENTITY AND BACKGROUND.

     (a) This statement is filed by (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), with respect to shares of Common Stock beneficially owned by it, (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), with respect to shares of Common Stock held in discretionary accounts managed by EGS Partners, (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), with respect to shares of Common Stock beneficially owned by it, (iv) Jonas Partners, L.P., a New York limited partnership ("Jonas Partners"), with respect to shares of Common Stock beneficially owned by it, (v) William Ehrman, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Management, EGS Partners, Bev Partners, FK Investments and Jonas Partners; (vi) Frederic Greenberg, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Management, EGS Partners, Bev Partners, FK Investments and Jonas Partners; (vii) Julia Oliver, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Management, EGS Partners, Bev Partners, FK Investments and Jonas Partners,(viii) Jonas Gerstl, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Management, EGS Partners, Bev Partners, FK Investments and Jonas Partners;
(ix) William D. Lautman, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Management, EGS Partners, Bev Partners, FK Investments and Jonas Partners; (x) EGS Management, L.L.C., a Delaware limited liability company ("EGS Management") with respect to shares of Common Stock beneficially owned by EGS Associates, BEV Partners, FK Investments and Jonas Partners; and (xi) FK Investments, L.P. ("FK Investments"), with respect to Shares of Common Stock beneficially owned by it. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons".
Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     The members of each of EGS Management and EGS Partners are William Ehrman, Frederic Greenberg, Julia Oliver, Jonas Gerstl and William D. Lautman (collectively, the "Managing Members").

     (b) The address of the principal business and principal office of (i) EGS Associates, EGS Management, EGS Partners, Bev Partners, Jonas Partners, FK Investments and each of the Managing Members is 350 Park Avenue, 11th Floor, New York, New York 10022.

CUSIP No. 981907108                   13D                  Page 14 of 31 Pages

     (c) The principal business of each of EGS Associates, Bev Partners, FK Investments and Jonas Partners is that of a private investment partnership, engaging in the purchase and sale of securities for investment for its own account. The principal business of EGS Partners is that of a registered investment adviser under the Investment Advisers Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts. The present principal occupations of the Managing Members are as Managing Members of EGS Management and EGS Partners. The principal business of EGS Management is to serve as general partner to certain private investment partnerships.

     (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the individuals referred to in paragraph (a) above is a United States citizen. EGS Associates, FK Investments and Bev Partners are Delaware limited partnerships. Jonas Partners is a New York limited partnership. EGS Partners and EGS Management are Delaware limited liability companies.

ITEM 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, Jonas Partners, EGS Management and FK Investments is approximately $4,604,613, $13,011,403, $1,673,013, $101,318, $6,755,725 and $376,781 respectively.

     Messrs. Ehrman, Greenberg, Gerstl and Lautman and Ms. Oliver currently own directly no shares of Common Stock.

     The shares of Common Stock purchased by each of EGS Associates, Bev Partners, FK Investments and Jonas Partners were purchased with the investment capital of the respective entities. The shares of Common Stock purchased by EGS Partners were purchased with the investment capital of discretionary accounts under its management. The shares of Common Stock purchased by Mr. Ehrman were purchased with personal funds.

CUSIP No. 981907108                   13D                  Page 15 of 31 Pages

     The shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, FK Investments and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at NationsBanc Montgomery Securities, and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. Non-margin accounts are maintained at Deutsche Bank. The shares owned by Mr. Ehrman are held in accounts maintained at Bank of America Securities, LLC. Currently, the interest rate charged on such various margin accounts is approximately 7.75% per annum.

ITEM 4.      PURPOSE OF THE TRANSACTION.

     The purpose of the acquisition of the shares of the Common Stock by the Reporting Persons was for investment. Each may dispose of any or all of the shares of Common Stock held by it or him at any time.

     None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through
(j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

ITEM 5.      Interest in Securities of the Issuer.

     (a) The approximate aggregate percentage of Common Stock reported beneficially owned by each person herein is based on 14,271,171 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 3, 1999, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended September 30, 1999.

     As of the close of business on February 8, 2000:

          (i) EGS Associates owns beneficially 1,083,430 shares of Common Stock, constituting approximately 7.6% of the shares outstanding.

          (ii)  EGS Partners owns directly no shares of Common Stock.
By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 3,105,718 shares, constituting approximately 23.5% of the shares outstanding, purchased for discretionary accounts managed by it.

          (iii) Bev Partners owns beneficially 412,447 shares of Common Stock, constituting approximately 2.9% of the shares outstanding.

CUSIP No. 981907108                   13D                  Page 16 of 31 Pages

          (iv) Jonas Partners owns beneficially 21,500 shares of Common Stock, constituting less than 1% of the shares outstanding.

          (v) Mr. Ehrman owns beneficially through ownership by himself, 60,500 shares of Common Stock, constituting less than 1% of the shares outstanding.

          (vi) Messrs. Greenberg, Gerstl and Lautman and Ms. Oliver own directly no shares of Common Stock.

          (vii) EGS Management owns directly no shares of Common Stock. By reason of provisions of Rule 13d-3 of the Act, EGS Management may be deemed to own beneficially the 1,765,377 shares beneficially owned by EGS Associates, FK Investments, BEV Partners and Jonas Partners.

          (viii) FK Investments owns beneficially 248,000 shares of Common Stock, constituting approximately 1.7% of the shares outstanding.

          By reason of the provisions of Rule 13D-3 of the Act, each of the Managing Members may be deemed to own the 1,083,430 shares of Common Stock beneficially owned by EGS Associates, the 3,105,718 shares beneficially owned by EGS Partners, the 412,447 shares beneficially owned by Bev Partners, the 248,000 shares owned by FK Investments and the 21,500 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, EGS Management, Bev Partners, FK Investments and Jonas Partners are aggregated, they total 4,871,095 shares of Common Stock, constituting approximately 34.1% of the shares outstanding.

          (ix) In the aggregate, the Reporting Persons own beneficially a total of 4,871,095 shares of Common Stock, constituting approximately 34.1% of the shares outstanding.

     (b) Each of EGS Associates, EGS Partners, Bev Partners and Jonas Partners has the power to vote on all of the shares of Common Stock and to dispose of all of the shares of Common Stock beneficially owned by it, which power may be exercised by the Managing Members. Each of the discretionary accounts is party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

     (c) The trading dates, number of shares purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to March 4, 1999 until February 8, 2000, by EGS Associates, EGS Partners, EGS Overseas Fund, Bev Partners, FK Investments, and Mr. Ehrman are set forth in Schedules A, B, C, D, E, and F and, except as indicated, were all effected in the over-the-counter market. During such period, Messrs. Greenberg, Gerstl and Lautman and Ms. Oliver, did not enter into any transactions in the Common Stock.

CUSIP No. 981907108                   13D                  Page 17 of 31 Pages

     (d) No person other than each respective record owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

     The following exhibit is being filed with this Schedule:

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13D-1(f)(1) of the Act.

CUSIP No. 981907108                   13D                  Page 18 of 31 Pages

                                  SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 28, 2000

                            /s/ William Ehrman
                            --------------------------------
                            William Ehrman, individually and as Managing
                            Member of EGS Management, L.L.C. on behalf
                            of EGS Management, L.L.C. and on behalf of
                            EGS ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                            and JONAS PARTNERS, L.P., and as a member of
                            EGS PARTNERS, L.L.C.

                            /s/ Frederic Greenberg
                            --------------------------------
                            Frederic Greenberg, individually

                            /s/ Jonas Gerstl
                            --------------------------------
                            Jonas Gerstl, individually

                            /s/ William Lautman
                            --------------------------------
                            William Lautman, individually

                            /s/ Julia Oliver
                            --------------------------------
                            Julia Oliver, individually

CUSIP No. 981907108                   13D                  Page 19 of 31 Pages

                                Schedule A
                                ----------


                           EGS Associates, L.P.
                           --------------------

                     Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------

     1/11/99                  1,500                        4.01
     2/22/99                  8,379                        2.29
     2/23/99                 15,500                        2.40
     2/26/99                 18,300                        2.41
      3/1/99                  8,807                        2.10
      3/2/99                 11,439                        2.07
      3/3/99                 12,176                        1.97
      3/4/99                  5,756                        2.05
      3/5/99                 24,525                        1.79
      3/8/99                  8,000                        2.03
     3/16/99                  3,247                        1.97
     3/17/99                  7,440                        2.04
     3/18/99                  9,970                        2.01
     3/19/99                  3,720                        2.03
     3/22/99                  4,428                        1.91
     3/22/99                  5,904                        1.97
     3/23/99                  9,151                        1.90
     3/24/99                  8,856                        1.88
     3/25/99                  7,528                        1.89
     3/26/99                  6,790                        1.86
     3/29/99                  6,273                        1.92
      4/5/99                  6,537                        1.98
      4/6/99                  3,838                        1.89
      4/7/99                  8,266                        1.94
      4/8/99                 12,100                        1.94
      4/9/99                    771                        1.87
      4/9/99                 33,516                        1.66
     4/14/99                  3,192                        1.78
     4/16/99                  8,856                        2.11
     4/20/99                  4,043                        2.28
     4/21/99                  1,410                        2.57
      6/8/99                  6,600                        2.55
     6/17/99                  2,300                        2.53
     6/18/99                  2,938                        2.48

CUSIP No. 981907108                   13D                  Page 20 of 31 Pages

     6/28/99                  7,000                        2.41
     6/30/99                 11,200                        2.40
     8/6/99                   3,000                        2.55
     8/10/99                  2,000                        2.66
     8/16/99                  6,400                        2.48
     8/17/99                  6,500                        2.39
     8/19/99                  3,500                        2.40
     8/24/99                    500                        2.47
      9/3/99                  3,400                        2.41
      9/7/99                  4,500                        2.38
      9/8/99                  5,200                        2.37
      9/9/99                  3,500                        2.37
     9/20/99                  1,100                        2.08
     9/21/99                  4,100                        2.07
     9/22/99                  1,000                        2.09
     9/28/99                  1,200                        2.19
     9/29/99                 93,499                        1.52
     9/30/99                 23,000                        2.03
    10/25/99                 15,900                        1.46
    11/10/99                 15,300                        1.27
      1/1/00                 60,500                        1.56
     1/19/00                  2,500                        1.46
     1/20/00                  2,600                        1.49
     1/21/00                  1,000                        1.58
      2/4/00                  2,700                        2.66

CUSIP No. 981907108                   13D                  Page 21 of 31 Pages

                               Schedule B
                               ----------

                          EGS Partners, L.L.C.
                          --------------------
                  (excluding EGS Overseas Fund Limited)

                    Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------

2/22/99                             95                      2.29
2/26/99                            220                      2.41
3/1/99                             104                      2.10
3/2/99                             139                      2.07
3/3/99                             149                      1.97
3/4/99                              70                      2.05
3/16/99                             40                      1.97
3/17/99                             90                      2.04
3/18/99                            120                      2.01
3/19/99                             45                      2.03
3/22/99                             54                      1.91
3/22/99                             72                      1.97
3/23/99                            112                      1.90
3/24/99                            108                      1.88
3/25/99                             92                      1.89
3/26/99                             82                      1.86
3/29/99                             76                      1.92
4/6/99                              46                      1.89
4/7/99                             100                      1.94
4/9/99                             378                      1.66
4/9/99                               9                      1.87
4/14/99                             36                      1.78
4/16/99                            108                      2.11
4/20/99                             46                      2.28
4/21/99                             16                      2.57
6/18/99                             25                      2.48
9/29/99                          1,118                      1.52

CUSIP No. 981907108                   13D                  Page 22 of 31 Pages

10/25/99                           200                      1.46
11/10/99                           200                      1.27
1/5/00                           3,500                      1.49


1/5/99                           5,500                      3.98
1/6/99                           6,100                      3.98
1/7/99                           7,000                      3.91
1/8/99                           2,000                      3.92
1/12/99                          6,900                      3.95
1/13/99                          5,900                      3.91
1/14/99                          5,800                      3.85
1/15/99                         11,000                      3.71
1/19/99                          6,000                      3.66
1/20/99                          6,500                      3.60
1/21/99                          1,200                      3.53
1/22/99                          8,900                      3.52
1/25/99                          2,000                      3.47
1/26/99                          8,600                      3.52
1/27/99                          7,400                      3.38
1/28/99                         14,500                      3.14
1/29/99                          4,100                      3.13
2/1/99                           6,200                      3.02
2/2/99                           7,500                      3.07
2/3/99                           2,100                      2.97
2/4/99                           4,700                      3.19
2/5/99                           2,000                      3.17
2/8/99                           3,500                      3.16
2/9/99                          13,600                      3.05
2/10/99                          2,500                      3.12
2/11/99                          5,900                      3.10
2/12/99                          1,000                      3.05
2/16/99                          5,100                      2.99
2/17/99                         10,500                      2.89
2/17/99                          7,000                      2.75
2/18/99                          1,000                      2.91
2/19/99                          7,200                      2.57
2/22/99                         20,128                      2.29
2/24/99                          3,000                      2.41
2/25/99                          1,000                      2.53
3/11/99                         10,000                      1.53
3/15/99                          4,000                      1.67
3/31/99                         11,000                      1.91
4/1/99                           1,500                      1.93
4/9/99                           1,853                      1.87
4/9/99                          80,514                      1.66
4/14/99                          7,668                      1.78
4/15/99                          1,000                      2.09
4/20/99                          9,713                      2.28
4/21/99                          3,386                      2.57

CUSIP No. 981907108                   13D                  Page 23 of 31 Pages

4/22/99                          1,000                      2.84
4/23/99                          4,500                      2.91
4/26/99                          5,800                      3.01
4/27/99                          7,200                      2.98
4/28/99                          7,000                      3.01
4/29/99                          9,000                      2.96
4/30/99                          7,500                      2.94
5/3/99                           3,100                      2.99
5/4/99                           4,700                      3.00
5/5/99                           3,000                      2.87
5/6/99                           2,000                      2.91
5/7/99                           7,900                      3.05
5/10/99                          9,000                      2.96
5/11/99                          3,000                      2.93
5/12/99                          1,800                      2.96
5/14/99                          1,600                      2.99
5/17/99                          9,700                      2.95
5/18/99                          1,000                      2.84
5/21/99                          4,000                      2.82
5/24/99                          2,500                      2.86
5/25/99                          1,500                      2.84
5/26/99                          5,500                      2.79
5/27/99                          7,600                      2.73
6/1/99                           4,700                      2.64
6/2/99                           3,600                      2.70
6/3/99                           4,300                      2.69
6/4/99                           4,700                      2.66
6/7/99                           7,000                      2.69
6/9/99                           5,500                      2.39
6/10/99                         13,000                      2.33
6/11/99                         27,000                      2.25
6/14/99                          3,500                      2.46
6/15/99                          2,000                      2.47
6/16/99                          8,100                      2.53
6/18/99                          8,474                      2.48
6/21/99                          5,600                      2.49
6/22/99                          2,500                      2.47
6/23/99                            500                      2.47
6/24/99                          6,700                      2.45
6/25/99                          4,400                      2.43
6/29/99                          7,000                      2.45
7/1/99                           1,200                      2.43
7/6/99                           9,500                      2.37
7/7/99                           5,500                      2.28
7/8/99                           6,700                      2.27
7/9/99                           3,500                      2.28
7/12/99                          1,000                      2.37
7/12/99                          2,000                      2.37
7/13/99                          1,500                      2.41

CUSIP No. 981907108                   13D                  Page 24 of 31 Pages

7/15/99                          4,000                      2.55
7/16/99                          1,500                      2.55
7/19/99                          2,000                      2.53
7/20/99                          3,500                      2.52
7/21/99                          3,400                      2.57
7/22/99                          7,200                      2.47
7/23/99                            500                      2.47
7/26/99                          3,700                      2.51
7/27/99                          5,200                      2.50
7/28/99                          6,200                      2.44
7/29/99                          2,000                      2.59
7/30/99                          4,500                      2.55
8/2/99                           5,000                      2.44
8/3/99                           2,700                      2.43
8/4/99                          10,200                      2.32
8/5/99                           2,000                      2.30
8/9/99                          10,000                      2.56
8/12/99                         12,500                      2.51
8/13/99                          2,500                      2.52
8/20/99                          7,500                      2.42
8/27/99                          3,000                      2.42
9/13/99                          3,000                      2.23
9/14/99                          3,700                      2.19
9/15/99                          3,500                      2.22
9/29/99                        412,742                      1.52
10/1/99                          7,000                      1.98
10/6/99                          4,500                      1.93
10/8/99                          2,500                      1.96
10/13/99                         1,000                      2.07
10/14/99                         1,000                      2.09
10/18/99                           500                      2.02
10/20/99                         3,000                      2.02
10/22/99                         7,000                      1.56
10/25/99                        70,155                      1.46
10/25/99                         1,000                      1.52
10/26/99                           600                      1.67
10/28/99                         3,000                      1.68
11/1/99                          1,000                      1.71
11/2/99                          6,300                      1.51
11/3/99                          1,500                      1.52
11/4/99                          6,400                      1.61
11/8/99                          3,500                      1.71
11/9/99                          5,500                      1.62
11/10/99                        12,500                      1.27
11/10/99                        55,000                      1.28
11/16/99                         3,500                      1.17
11/18/99                        10,000                      1.27
11/22/99                         4,000                      1.27
11/23/99                         1,500                      1.27

<PAGE

CUSIP No. 981907108                   13D                  Page 25 of 31 Pages

11/24/99                         9,500                      1.24
11/26/99                         1,000                      1.27
11/30/99                         8,000                      1.30
12/14/99                         5,500                      1.21
12/15/99                         3,000                      1.21
12/16/99                         4,200                      1.24
12/17/99                         1,200                      1.21
12/21/99                         4,500                      1.12
12/23/99                         1,200                      1.45
12/28/99                         1,500                      1.58
12/30/99                        10,400                      1.71
12/31/99                         7,500                      1.59
1/3/00                           2,500                      1.51
1/4/00                           1,700                      1.46
1/7/00                           2,000                      1.54
1/10/00                            700                      1.58
2/8/00                             500                      2.65


<PAGE

CUSIP No. 981907108                   13D                  Page 26 of 31 Pages

                               Schedule C
                               ----------


                         EGS Overseas Fund, Ltd.
                           ------------------

                  Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------

    09/29/1999                  509                         1.52
    12/08/1999               -2,509                         1.42

CUSIP No. 981907108                   13D                  Page 27 of 31 Pages

                               Schedule D
                               ----------


                           Bev Partners, L.P.
                           ------------------

                  Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------

     1/4/99                    2,000                        4.10
    2/22/99                    2,898                        2.29
    2/26/99                    6,080                        2.41
     3/1/99                    3,589                        2.10
     3/2/99                    3,922                        2.07
     3/3/99                    4,175                        1.97
     3/4/99                    1,974                        2.05
     3/5/99                    8,175                        1.79
    3/16/99                    1,113                        1.97
    3/17/99                    2,470                        2.04
    3/18/99                    3,310                        2.01
    3/19/99                    1,235                        2.03
    3/22/99                    2,024                        1.97
    3/22/99                    1,518                        1.91
    3/23/99                    3,137                        1.90
    3/24/99                    3,036                        1.88
    3/25/99                    2,580                        1.89
    3/26/99                    2,328                        1.86
    3/29/99                    2,151                        1.92
    3/30/99                    3,500                        1.98
     4/5/99                    2,463                        1.98
     4/6/99                    1,316                        1.89
     4/7/99                    2,834                        1.94
     4/9/99                      267                        1.87
     4/9/99                   11,592                        1.66
    4/14/99                    1,104                        1.78
    4/16/99                    3,036                        2.11
    4/20/99                    1,398                        2.28
    4/21/99                      488                        2.57
    6/18/99                    1,063                        2.48
    7/14/99                    3,000                        2.39
    8/11/99                    9,700                        2.58
    8/18/99                    1,500                        2.41

CUSIP No. 981907108                   13D                  Page 28 of 31 Pages

    8/23/99                    6,200                        2.43
    9/23/99                    3,000                        2.05
    9/24/99                    3,400                        2.07
    9/27/99                      600                        2.22
    9/29/99                   42,132                        1.52
   10/11/99                    1,500                        2.05
   10/25/99                    7,300                        1.46
    11/5/99                    5,000                        1.71
   11/10/99                    7,000                        1.27
    1/12/00                    4,000                        1.74
    1/14/00                    13,000                       1.71
    1/18/00                    1,700                        1.65
     2/3/00                    2,000                        2.66
     2/7/00                    1,500                        2.57

CUSIP No. 981907108                   13D                  Page 29 of 31 Pages

                              Schedule E
                              ----------

                          FK Investments, L.P.
                          --------------------

                  Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------

      9/29/99                  250,000                      1.52
   09/29/1999                     -500                      2.06
   10/04/1999                   -2,000                      2.00
     12/23/99                    2,500                      1.45
     12/27/99                      500                      1.54
   01/07/2000                   -2,500                      1.42

CUSIP No. 981907108                   13D                  Page 30 of 31 Pages

                                  Schedule F
                                  ----------

                                William Ehrman
                                ---------------

                       Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------

     1/1/2000                  (60,500)                     1.56

CUSIP No. 981907108                   13D                  Page 31 of 31 Pages

               PURSUANT TO RULE 13D-1(f) 1
The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  February 28, 2000

                            /s/ William Ehrman
                            --------------------------------
                            William Ehrman, individually and as Managing
                            Member of EGS Management, L.L.C. on behalf
                            of EGS Management, L.L.C. and on behalf of
                            EGS ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                            and JONAS PARTNERS, L.P., and as a member of
                            EGS PARTNERS, L.L.C.

                            /s/ Frederic Greenberg
                            --------------------------------
                            Frederic Greenberg, individually

                            /s/ Jonas Gerstl
                            --------------------------------
                            Jonas Gerstl, individually

                            /s/ William Lautman
                            --------------------------------
                            William Lautman, individually

                            /s/ Julia Oliver
                            --------------------------------
                            Julia Oliver, individually